                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           CHROMCRAFT REVINGTON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171117-10-4
                       ----------------------------------
                                 (CUSIP Number)

                      LANCE C. BALK, ESQ. KIRKLAND & ELLIS
                 153 EAST 53RD STREET, NEW YORK, NEW YORK 10022
                                 (212) 446-4900

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 22, 2000
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    The Exhibit Index is located on page 16.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         399 VENTURE PARTNERS, INC.
         13-3413727
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
               NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or (e)          / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES
                  8   SHARED VOTING POWER
 BENEFICIALLY               0
                  --------------------------------------------------------------
   OWNED BY
                  9   SOLE DISPOSITIVE POWER
     EACH                   0
                  --------------------------------------------------------------
  REPORTING
                  10  SHARED DISPOSITIVE POWER
 PERSON WITH
                            0
                  --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CITIBANK, N.A.
           13-52266470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS - NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               0
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
                            0
     EACH         --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            0
 PERSON WITH
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            BK
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             COURT SQUARE CAPITAL LIMITED
             13-2704189
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
               NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

  NUMBER OF                  0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH                    0
                  --------------------------------------------------------------
  REPORTING       10  SHARED DISPOSITIVE POWER
 PERSON WITH                 5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------


* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CITICORP BANKING CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
               NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
     EACH                   0
                  --------------------------------------------------------------
  REPORTING       10  SHARED DISPOSITIVE POWER
 PERSON WITH                5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            59.4%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
             HC

--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CITICORP
                 06-1515595
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                           NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
                                        0
     EACH         --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,418 SHARES OF COMMON STOCK*
 PERSON WITH
                  --------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP HOLDINGS COMPANY
             52-1568099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,418 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
  OWNED BY        9   SOLE DISPOSITIVE POWER
                            0
    EACH          --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,418 SHARES OF COMMON STOCK*
 PERSON WITH      --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            5,695,418 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4
---------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
             06-1551348
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                            (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
              NOT APPLICABLE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF                 0
                  --------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER

 BENEFICIALLY               5,695,918 SHARES OF COMMON STOCK*
                  --------------------------------------------------------------
   OWNED BY       9   SOLE DISPOSITIVE POWER
                            0
     EACH         --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
  REPORTING
                            5,695,918 SHARES OF COMMON STOCK*
 PERSON WITH      --------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,695,918 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            59.4%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
            HC
--------------------------------------------------------------------------------

* INCLUDES 450,992 SHARES THAT ARE SUBJECT TO AN IRREVOCABLE PROXY HELD BY AN UNRELATED THIRD PARTY.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the Common Stock("Common Stock"), of Chromcraft Revington, Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located 1100 North Washington Street, Delphi, IN 46923.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) 399 Venture Partners, Inc., a Delaware corporation ("399"), by virtue of its previous direct beneficial ownership of Common Stock, (ii) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of 399, (iii) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (iv) Citicorp Banking Corporation ("Citicorp Banking"), a Delaware corporation, by virtue of its ownership of all the outstanding Common Stock of Court Square, (v) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc. ("Citigroup"), a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

         Attached as Schedule A is information concerning each executive officer and director of each of Court Square, 399 and Citigroup, which is ultimately in control of each of Court Square and 399. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

         (b) The address of the principal business and principal office of each of Court Square, 399, Citibank, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.

         (c) Court Square's principal business is investing in leveraged buy-outs. 399's principal business is providing debt and equity financing to businesses in the United States. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citibank is engaged in the business of banking. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

         (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

         (f) Citibank is a national banking association. Each of Court Square, 399, Citicorp, Citicorp Banking, Citicorp Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 22, 2000, 399 transferred 5,695,418 shares of Common Stock to Court Square pursuant to a Stock Purchase Agreement by and between 399 and Court Square attached hereto as Exhibit III. The aggregate purchase price paid by Court Square was $58,662,805.40 in the form of cash.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(b) 399 acquired its shares of Common Stock for investment purposes. Court Square is acquiring the Shares for investment purposes in furtherance of the Proposal (see paragraph below).

         On December 22, 2000 Court Square tendered a proposal letter to the Issuer under which the holders of the Issuer's publicly traded shares (other than Court Square) would receive cash of $10.30 per share in a merger transaction (the "Proposal"). The consummation of the Proposal is contingent upon the execution of a definitive merger agreement, confirmatory due diligence and the approval of the Issuer's Board of Directors and stockholders. A copy of the Proposal is attached as Exhibit I to this Schedule 13D. Depending on the satisfaction of these conditions and other factors, Court Square may (i) withdraw or modify its Proposal or make a new proposal or (ii) purchase additional shares of Common Stock or dispose of some or all of the shares of Common Stock it holds.

         (c) Not applicable.

         (d)-(e) Following any consummation of the Proposal, there may be (i) a change in the present Board of Directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board and (ii) a material change in the present capitalization or dividend policy of the Issuer.

         (f)-(g) Not applicable.

         (h)-(i) Consummation of the Proposal would also cause (i) a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities Association, and (ii) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this filing, Court Square beneficially owns 5,695,418 shares of Common Stock which represent 59.4% of all shares of common stock outstanding including 450,992 shares that are subject to an irrevocable proxy held by an unrelated third party. Percentages are based on the number of shares of Common Stock issued and outstanding as of November 8, 2000.

         (b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 5,695,418 shares of Common Stock owned by Court Square by virtue of, and this form is being filed by Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup solely because of, Citicorp Banking's 100% ownership in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holding's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings. Citigroup, through its direct and indirect subsidiaries, beneficially owns 500 shares of Common Stock as to which it may be deemed to share the voting and dispositive power of such shares.

         (c) Except for the transactions described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third-party customers).

         (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

         (e) 399 and Citibank ceased to beneficially own any shares of the Issuer on December 22, 2000.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I   - PROPOSAL LETTER.

         Exhibit II  - PRESS RELEASE.

         Exhibit III - STOCK PURCHASE AGREEMENT.

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  January 4, 2001

                                   COURT SQUARE CAPITAL LIMITED


                                   By:   /s/  Anthony P. Mirra
                                       ----------------------------
                                       Name:  Anthony P. Mirra
                                       Title: Vice President

                                   399 VENTURE PARTNERS, INC.


                                   By:   /s/  Michael Bradley
                                       ----------------------------
                                       Name:  Michael Bradley
                                       Title: Vice President

                                   CITIBANK, N.A.


                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   CITICORP BANKING CORPORATION


                                   By:   /s/  William Wolf
                                       ----------------------------
                                       Name:  William Wolf
                                       Title: Senior Vice President

                                   CITICORP


                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   CITIGROUP HOLDINGS COMPANY


                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary


                                   CITIGROUP INC.


                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS
---------

William T. Comfort
Anne Goodbody
David F. Thomas

OFFICERS                              TITLE
--------                              -----
William T. Comfort                    Senior Vice President
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
David F. Thomas                       Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Lauren M. Connelly                    Vice President & Secretary
Michael S. Gollner                    Vice President
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President


*  Denotes the functional title of Managing Director

                                   SCHEDULE A

                           399 VENTURE PARTNERS, INC.


DIRECTORS
---------

William T. Comfort
Michael A. Delaney
Thomas F. McWilliams
Paul C. Schorr
David F. Thomas
Ann Goodbody
Mary Lynn Putney


OFFICERS                              TITLE
--------                              -----
William T. Comfort                    Chairman
David F. Thomas                       President*
Byron L. Knief                        Vice President
Michael T. Bradley                    Vice President
Charles E. Corpening                  Vice President
Michael A. Delaney                    Vice President*
Ian D. Highet                         Vice President
David Y. Howe                         Vice President
Richard E. Mayberry                   Vice President
Thomas F. McWilliams                  Vice President
M. Saleem Muqaddam                    Vice President
Paul C. Schorr                        Vice President*
Joseph M. Silvestri                   Vice President
James A. Urry                         Vice President
John D. Weber                         Vice President
Michael S. Gollner                    Vice President
Lauren M. Connelly                    Vice President & Secretary
Anthony P. Mirra                      Vice President & Assistant Secretary
Darryl A. Johnson                     Assistant Vice President


* Denotes the functional title of Managing Director.

                                   SCHEDULE A

                                 CITIGROUP INC.


OFFICERS                   TITLE
--------                   -----
C. Michael Armstrong       Director
Alain J.P. Belda           Director (Brazil)
Kenneth J. Bialkin         Director
Kenneth T. Derr            Director
John M. Deutch             Director
The Honorable
Gerald R. Ford             Director
Keith W. Hughes            Director and Executive Officer
Ann Dribble Jordan         Director
Robert I. Lipp             Director and Executive Officer
Reuben Mark                Director
Michael T. Masin           Director
Dudley C. Mecum            Director
Richard D. Parsons         Director
Andrall E. Pearson         Director
Robert E. Rubin            Director and Executive Officer
Franklin A. Thomas         Director
Sanford I. Weill           Director and Executive Officer
Arthur Zankel              Director
Hamid Biglari              Executive Officer
Winifred F.W. Bischoff     Executive Officer (United Kingdom and Germany)
Michael A. Carpenter       Executive Officer
Robert Droskin             Executive Officer
Ahmed Fahour               Executive Officer (Australia)
Jay S. Fishman             Executive Officer
Michael B.G. Froman        Executive Officer
Roy A. Guthrie             Executive Officer
Thomas Wade Jones          Executive Officer
Marjorie Magner            Executive Officer
Deryck C. Maughan          Executive Officer (United Kingdom)
Victor J. Menezes          Executive Officer
Charles O. Prince, III     Executive Officer
William R. Rhodes          Executive Officer
Petros Sabatacakis         Executive Officer
Todd S. Thomson            Executive Officer
Robert B. Willumstad       Executive Officer
Barbara A. Yastine         Executive Officer




                                  EXHIBIT INDEX

           Exhibit No.
           -----------
                   1.               Proposal Letter.
                   2.               Press Release
                   3.               Stock Purchase Agreement

The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13D attached hereto;

         (ii) the attached Schedule 13D is filed on behalf of each of them; and

         (iii) each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

                                   CITIGROUP INC.

                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   CITIGROUP HOLDINGS COMPANY

                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   CITICORP

                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary

                                   CITICORP BANKING CORPORATION


                                   By:   /s/  William Wolf
                                       ----------------------------
                                       Name:  William Wolf
                                       Title: Senior Vice President

                                   399 VENTURE PARTNERS, INC.

                                   By:   /s/  Michael Bradley
                                       ----------------------------
                                       Name:  Michael Bradley
                                       Title: Vice President

                                   COURT SQUARE CAPITAL LIMITED

                                   By:   /s/  Anthony P. Mirra
                                       ----------------------------
                                       Name:  Anthony P. Mirra
                                       Title: Vice President

                                   CITIBANK, N.A.

                                   By:   /s/  Joseph B. Wollard
                                       ----------------------------
                                       Name:  Joseph B. Wollard
                                       Title: Assistant Secretary